Exhibit 99.1

ReTo Eco-Solutions, Inc. Announces Share Combination

BEIJING, CHINA – February 27, 2024 – ReTo Eco-Solutions, Inc. (Nasdaq: RETO) (“ReTo” or the “Company”), a provider of technology solutions and operation services for intelligent ecological environments and Internet of Things technology development services in China and other countries, today announced that on February 1, 2024, its board of directors approved a combination of its common shares on a ten-to-one basis (the “Share Combination”). The Company’s common shares will begin trading on a post combination basis on March 1, 2024.

As a result of the Share Combination, each ten (10) pre-combination common shares of the Company will be automatically combined into one (1) common share without any action on the part of the holders, with par value of the common shares of the Company being changed from $0.01 per share to $0.1 per share, and the Company’s issued and outstanding common shares will be reduced from 37,451,882 to approximately 3,745,189. The Company’s common shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RETO” under a new CUSIP number – G75271125. The Share Combination is intended to increase the market price per share of the Company’s common shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Share Combination. Shareholders who otherwise would be entitled to a fractional share because they hold a number of common shares not evenly divisible by ten will automatically be entitled to receive an additional share of the Company’s common shares.

The Share Combination will not be submitted to a vote of the Company’s shareholders as a vote was not required under the laws of the British Virgin Islands.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to common shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About ReTo Eco-Solutions, Inc.

Founded in 1999, ReTo Eco-Solutions, Inc., through its proprietary technologies, systems and solutions, is striving to bring clean water and fertile soil to communities worldwide. The Company, through its operating subsidiaries in China, is engaged in the ecological restoration and solid waste treatment, manufacturing and distribution of eco-friendly construction materials (aggregates, bricks, pavers and tiles) made from mining waste (iron tailings), and soil remediation materials transformed from solid waste (iron tailings), as well as equipment used for the production of these eco-friendly construction materials and soil remediation materials. In addition, the Company provides consultation, design, project implementation and construction of urban ecological protection projects and parts, engineering support, consulting, technical advice and service, and other project-related solutions for its manufacturing equipment and environmental protection projects. The Company also offers roadside assistance services and technology development services utilizing Internet of Things technologies. For more information, please visit: http://en.retoeco.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. Our actual results may differ materially and adversely from those expressed in any forward-looking statements as a result of various factors and uncertainties. For example, there can be no assurance that we will be able to regain compliance and maintain our listing on Nasdaq. The reports filed by the Company with the Securities and Exchange Commission discuss these and other import factors and risks that may affect the Company’s business, results of operations and financial conditions. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

ReTo Eco-Solutions, Inc.

Angela Hu

Tel: +86-010-64827328

Email: ir@retoeco.com or 310@reit.cc